

December 4, 2009

William J. Leatherberry, Esq.
Senior Vice President and General Counsel
Century Aluminum Company
2511 Garden Road
Building A, Suite 200
Monterey, CA 93940

> **Re: Century Aluminum Company**
> **Application on Form T-3**
> **Filed December 2, 2009**
> **File No. 22-28921**

Dear Mr. Leatherberry:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your application in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Given that you have commenced the exchange offer and consent solicitation prior to filing this application for qualification of the indenture, please tell us what consideration you have given to § 306(c) of the Trust Indenture Act of 1939.

2.   We note that you engaged an "information and exchange agent" for the exchange offer and consent solicitation, as well as several other printing, financial, and legal advisors. Please explain the duties performed by this information and exchange agent, specifically whether it or any other advisor were retained to or did make recommendations with respect to the proposed exchange or encouragements to vote in a particular manner.

Closing Comments

As appropriate, please amend your Form T-3 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Trust Indenture Act of 1939 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the Form T-3, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

William J. Leatherberry, Esq.
Century Aluminum Company
December 4, 2009
Page 3

       Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any questions.

                Sincerely,

                H. Roger Schwall
                Assistant Director

cc: <u>Via Facsimile</u>
       Rory Hood, Esq. (212) 755-7306